EXHIBIT 3(i)
                                           Restated Certificate of Incorporation

                      RESTATED CERTIFICATE OF INCORPORATION

Article I. The name of the corporation is Acme United Corporation.

Article II. The purposes for which the Company is constituted are:

     (a) To manufacture, buy, sell, own and deal in shears, scissors, cutlery, hardware, rulers, articles of wood or metal or both, school supplies, surgical instruments, and any and all kinds of real and personal property, including, but without limitation, patents, licenses, trade-marks and trade-names; and

     (b) To engage, directly or indirectly, as principal or as agent, in any manufacturing, service, wholesaling, retailing, brokerage, or other business, activity, or course of conduct not prohibited by law.

Article III. The amount of Capital Stock of this corporation is Twenty Million Dollars ($20,000,000.00), divided into 8,000,000 shares of Common Stock of the par value of Two Dollars and Fifty Cents ($2.50) a share. The holders of Common Stock shall have no pre-emptive rights.

Article IV. Subject to the provisions of Connecticut General Statutes section 33-775, the corporation shall indemnify an individual who is a party to a proceeding because he is a director or officer of the corporation against liability (as defined in subdivision 5 of Connecticut General Statutes section 33-770) in the proceeding if:

               (1)(A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

         (2) such liability arises from any action taken, or any failure to take any action, as a director or officer, except liability that (A) involved a knowing and culpable violation of law by the director or officer; (B) enabled the director, officer or an associate, as defined in Connecticut General Statutes section 33-840, to receive an improper personal gain; (C) showed a lack of good faith and a conscious disregard for the duty of the director or officer to the corporation under circumstances in which the director or officer was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation; (D) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's or officer's duty to the corporation; or (E) created liability under Connecticut General Statutes section 33-757. This provision shall not affect the indemnification of or advance of expenses to a director or officer for any liability stemming from acts or omissions occurring prior to the effective date of this provision.

Article V. The personal liability of a director to this corporation or its shareholders for monetary damages for breach of duty as a director is hereby limited to an amount equal to the compensation received by such director for serving the corporation during the year of the violation, provided such breach did not (A) involve a knowing and culpable violation of law by the director; (B) enable the director or an associate, as defined in Connecticut General Statutes section 33-840, to receive an improper personal economic gain; (C) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;
(D) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation; or (E) create liability under Connecticut General Statutes section 33-757. This provision shall not limit or preclude the liability of a director for any act or omission occurring prior to the effective date of this provision.